

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 22, 2007

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
P.O. Box 645
Lionville, PA 19341-0645

> **RE: West Pharmaceutical Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 6, 2006**
> **File # 1-8036**

Dear Mr. Federici:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief